# SEC Schedule 13D/A (Amendment No. 19) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Groupon, Inc., CIK 0001490281
CUSIP: 399473206
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 35 W. WACKER, FLOOR 25, CHICAGO, Illinois (IL), 60601
Date of event which requires filing of this statement: 08/06/2026
Filed by CIK 0001892479
Persons authorized to receive notices and communications: JAN BARTA, PALE FIRE CAPITAL SE, Zatecka 55/14, Josefov, Prague 1, Czech Republic (2N), 110 00, 420-777-767-773; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Pale Fire Capital SICAV a.s. (CIK 0001959667): type of reporting person: corporation (CO); citizenship or place of organization: Czech Republic (2N); source of funds: working capital (WC); sole voting power 0; shared voting power 10,180,970; sole dispositive power 0; shared dispositive power 10,180,970; aggregate amount beneficially owned 10,180,970 (25% of the class)
- Pale Fire Capital investicni spolecnost a.s. (CIK 0002055254): type of reporting person: corporation (CO); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,180,970; sole dispositive power 0; shared dispositive power 10,180,970; aggregate amount beneficially owned 10,180,970 (25% of the class)
- Pale Fire Capital SE (CIK 0001922318): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 10,181,070; sole dispositive power 0; shared dispositive power 10,181,070; aggregate amount beneficially owned 10,181,070 (25% of the class)
- Senkypl Dusan (CIK 0001922405): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 2,852,173; shared voting power 10,181,070; sole dispositive power 2,852,173; shared dispositive power 10,181,070; aggregate amount beneficially owned 13,033,243 (32% of the class)
- Barta Jan (CIK 0001892479): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,181,070; sole dispositive power 0; shared dispositive power 10,181,070; aggregate amount beneficially owned 10,181,070 (25% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Groupon, Inc.
Address of issuer's principal executive offices: 35 W. WACKER, FLOOR 25, CHICAGO, Illinois (IL), 60601

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned directly by PFC SICAV were purchased with working capital. The aggregate purchase price of the 10,180,970 Shares beneficially owned by PFC SICAV is approximately $87,459,241, excluding brokerage commissions.

The Shares beneficially owned directly by Pale Fire Capital were purchased with working capital. The aggregate purchase price of the 100 Shares beneficially owned directly by Pale Fire Capital is approximately $1,982, excluding brokerage commissions.

Of the Shares directly owned by Mr. Senkypl, (i) 7,761 Shares were acquired upon the vesting of certain restricted stock units awarded to him in his capacity as a director of the Issuer, (ii) 2,152,815 Shares were acquired pursuant to the exercise of certain options awarded to him in connection with his initial appointment as the Issuer's Interim Chief Executive Officer (as further explained in Amendment No. 11 to the Schedule 13D), with 437,500 of such Shares purchased with personal funds for $2,625,000 and 1,715,315 of such Shares acquired pursuant to a cashless exercise as further explained in Item 6 below, and (iii) 690,003 Shares were acquired upon the vesting of certain performance stock units ("PSUs") awarded to him in connection with his service as Chief Executive Officer of the Issuer (as further explained in Amendment No. 15 to the Schedule 13D). Mr. Senkypl also directly beneficially owns 1,594 Shares underlying certain deferred stock units ("DSUs") awarded to him in his capacity as a director of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 40,665,296 Shares outstanding as of August 4, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026, plus the number of Shares underlying certain DSUs held by the Reporting Persons, as applicable.

As of the date hereof, PFC SICAV directly beneficially owned 10,180,970 Shares, constituting approximately 25.0% of the Shares outstanding. PFC IS, as the investment manager of PFC SICAV, may be deemed to beneficially own the 10,180,970 Shares beneficially owned directly by PFC SICAV, constituting approximately 25.0% of the Shares outstanding.

As of the date hereof, Pale Fire Capital directly beneficially owned 100 Shares, constituting less than 1% of the Shares outstanding. Pale Fire Capital, as the controlling person and sole shareholder of each of PFC SICAV and PFC IS, may be deemed to beneficially own the 10,180,970 Shares beneficially owned directly by PFC SICAV, which, together with the Shares it directly beneficially owns, constitutes an aggregate of 10,181,070 Shares, constituting approximately 25.0% of the Shares outstanding.

As of the date hereof, Mr. Senkypl directly beneficially owned 2,852,173 Shares (including 1,594 Shares underlying certain DSUs), constituting approximately 7.0% of the Shares outstanding. Mr. Senkypl, as a control person and Chairman of the board of Pale Fire Capital, may be deemed to beneficially own the 10,181,070 Shares beneficially owned in the aggregate by Pale Fire Capital and PFC SICAV, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 13,033,243 Shares, constituting approximately 32.0% of the Shares outstanding.

As of the date hereof, Mr. Barta did not directly beneficially own any Shares. Mr. Barta, as a control person and Chairman of the supervisory board of Pale Fire Capital and Chief Investment Officer of PFC IS, may be deemed to beneficially own the 10,181,070 Shares beneficially owned in the aggregate by Pale Fire Capital and PFC SICAV, constituting approximately 25.0% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Other than as set forth in Item 6, no Reporting Person has entered into any transactions in securities of the Issuer during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On May 1, 2026, certain PSUs, each of which represents a contingent right to receive one Share, that were previously awarded to Mr. Senkypl vested, resulting in Mr. Senkypl receiving 345,003 Shares.

On June 11, 2026, pursuant to the Option Award (as defined and described in Amendment No. 11 to the Schedule 13D), Mr. Senkypl exercised certain options referencing 3,062,500 Shares at an exercise price of $6.00 per Share. In connection therewith, also on June 11, 2026, Mr. Senkypl forfeited 1,347,185 Shares, including 1,110,943.375 Shares withheld to cover the exercise price of the options and 236,241.625 Shares withheld to satisfy mandatory tax withholding requirements. As a result, Mr. Senkypl received a net of 1,715,315 Shares in connection with such cashless exercise of the options.

## Signatures
- Pale Fire Capital SICAV a.s.: /s/ Dusan Senkypl, Dusan Senkypl, Authorized Representative (08/10/2026)
- Pale Fire Capital investicni spolecnost a.s.: /s/ Dusan Senkypl, Dusan Senkypl, Board Member (08/10/2026)
- Pale Fire Capital SE: /s/ Dusan Senkypl, Dusan Senkypl, Chairman of the Board (08/10/2026)
- Senkypl Dusan: /s/ Dusan Senkypl, Dusan Senkypl (08/10/2026)
- Barta Jan: /s/ Jan Barta, Jan Barta (08/10/2026)